GERDAU

                    GERDAU ANNOUNCES NEW CORPORATE STRUCTURE

* The new corporate structure of the Gerdau Group, the largest producer of long steel in the Americas, is headed by the executive council and the board of management, both presided over by Jorge Gerdau Johannpeter. Previously, the board of directors combined these two functions.

* Independent counselors now form part of the executive council -- responsible for the broad orientation of the Group -- increasing its transparency with the stock market.

* The running of the business will be in the hands of the board of management, the link between the executive council and the Group's operations.

* The members of the board of management have been chosen on the basis of professional criteria developed in partnership with the world's best consultants.

Today, July 8, the Gerdau Group announces its new corporate structure, consisting of an executive council and a board of management. "This management model aims to meet the demands resulting from the Group's growth in recent years, to increase our global competitiveness, to carry out the succession process without losing the experience we have built up, and to increase our transparency with the stock markets," explains Jorge Gerdau Johannpeter, president since 1983. Previously, the board of directors was responsible for both of these functions.

               GROUP'S PRODUCTION HAS GROWN AROUND 800% SINCE 1980

At the beginning of the 1980s, the Gerdau Group produced a million metric tons of steel per year in five mills. At that time, Gerdau took its first step towards internationalization, with the Laisa mill in Uruguay, in 22 years, the Group has become the largest producer of long steel in the Americas, with 19 mills located in Brazil (10), the United States (5), Canada (2), Chile (1) and Uruguay (1), as well as holdings in the Sipar rolling mill in Argentina. During that period, production has jumped around 800%, and should reach nine million metric tons in 2002.

EXECUTIVE COUNCIL

               THE BROAD DIRECTION OF THE GROUP WILL BE DEFINED BY
                       INTERNAL AND INDEPENDENT COUNSELORS

The executive council, responsible for the broad direction of the Group's business, will have up to nine members. Its president will be Jorge Gerdau Johannpeter, who will also coordinate the board of management. Germano Gerdau Johannpeter, Klaus Gerdau Johannpeter and Frederico Gerdau Johannpeter will maintain their current positions as senior vice-presidents.

As part of the restructuring, two independent members will take part in the Group's decision-making process: Affonso Celso Pastore, PhD in Economics from the Faculty of Economics, Universidade de Sao Paulo and ex-president of the Brazilian Central Bank, and Oscar Bernardes,


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member of the advisory council of Booz-Allen & Hamilton, president of the executive council of Santista Alimentos and Seara Alimentos, and ex-CEO of Bunge Internacional. Gerdau Group vice-president Carlos Petry retains the position of counselor. Legal support is the responsibility of Expedito Luz, formerly director of the Group for this area.

BOARD OF MANAGEMENT

          LINK BETWEEN THE EXECUTIVE COUNCIL AND THE GROUP'S OPERATIONS

The running of the business will be carried out by the board of management, the link between the executive council and the Group's operations. Its activities are divided into five steel-making operations, defined on the basis of product line and/or geographical location: Long Steel Brazil; Specialty Steels; Acominas; North America; Argentina, Chile and Uruguay.

Each member of the board of management -- president and vice-presidents -- will be responsible for the main functional processes operating vertically throughout the Group, such as finance, accounting, human resources and planning. Its members will work together, seeking greater harmony between the operations, and individually, as the focus for the management of each area and for the functional processes, so as to maximize their results.

"In the 101 years of the Company's existence, the transition through five generations of the family in the business has been carried out on the basis of professional criteria, with the aim always being greater added value for the shareholders. In order to select the current members of the board of management, professional evaluation parameters were developed for the Group's executives, in partnership with the best international consultants," states Jorge Gerdau Johannpeter.

The members of the board of management are:

JORGE GERDAU JOHANNPETER

Committee president, leads global strategic planning for the Group and its business operations, organizational developments, public relations and community relations.

FREDERICO GERDAU JOHANNPETER

As senior executive vice-president, has the role of guiding and supporting the other members of the board of management. Responsible for accounting, auditing, holdings and legal processes in all countries where the Group operates, as well as coordinating the activities of Gerdau Florestal.

CARLOS PETRY

Global coordinator for human resources, supply, logistics and transportation. As senior executive vice-president, he will also aid and support other members of the committee.


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ANDRE GERDAU JOHANNPETER

With 23 years of experience in the Group, Andre Gerdau Johannpeter takes on the role of executive vice-president responsible for North American operations. He will also be globally responsible for the Group's information technology.

CLAUDIO GERDAU .JOHANNPETER

As executive vice-president, he has responsibility for the operation of Gerdau's long and specialty steel mills in Brazil. Claudio Gerdau Johannpeter will also direct the industrial processes of operations in Brazil and abroad.

OSVALDO SCHIRMER

Executive vice-president with responsibility for finance and investor relations, as well as the coordination of the Group's operations in Chile, Uruguay and Argentina. He runs Banco Gerdau, providing financial support for clients, suppliers and service suppliers.

PAULO VASCONCELLOS

As executive vice-president, he takes on responsibility for the Acominas mill, located in Ouro Branco, state of Mnas Gerais, and controlled by Gerdau. He also directs the global marketing and sales processes, in addition to the areas of scrap management and quality technologies.

EXPEDITO LUZ

General secretary, providing legal support to the board of management.

STRATEGY COMMITTEE

               STRATEGY COMMITTEE WILL BE RESPONSIBLE FOR ANALYSIS
                     OF BUSINESS OPPORTUNITIES FOR THE GROUP

A strategy committee will be created to provide operational support. It will be formed of executives who contribute to the achievement of growing levels of operational performance. The committee will analyze the Group's current situation and growth opportunities, as well as defining a long-term business focus.

EXCELLENCE COMMITTEES

                        SUPPORT FOR FUNCTIONAL PROCESSES

The excellence committees will provide support for functional processes, with the aim of seeking best management practices and encouraging exchange of know-how between the Group's operations.


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